FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of
October, 2009

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

October 30, 2009

Mr. Guillermo Larraín R.
Superintendent of Securities and Insurance
Santiago

PROVISIONAL DIVIDEND PAYMENT AGAINST THE NET INCOME FOR 2009

Dear Sir,

In accordance with Articles 9 and 10.2 of Law 18,045, as well as General Rule N°30 of the Superintendency, I hereby inform you that the board of Endesa Chile on October 28, 2009 agreed to distribute a Provisional Dividend of Ch$ 9.31235 per share, payable on December 16, 2009. This Dividend accounts for 15% of net earnings for the period ended on September 30, 2009, against the net income for 2009, in accordance with the current dividend policy. Shareholders registered in the Shareholders Registry as of December 10, 2009 will be entitled to this dividend.

Sincerely yours,

Rafael Mateo Alcalá

Chief Executive Officer

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: October 30, 2009